SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------
                                 SCHEDULE 14D-9

                               ------------------

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               TEL OFFSHORE TRUST
                            (Name of Subject Company)

                               TEL OFFSHORE TRUST
                      (Name of Person(s) Filing Statement)

                          UNITS OF BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                    872382106
                      (CUSIP Number of Class of Securities)

                    CHASE BANK OF TEXAS, NATIONAL ASSOCIATION
                                CORPORATE TRUSTEE
                                 P. O. BOX 4717
                            HOUSTON, TEXAS 77210-4717
                                 (713) 216-5712
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

ITEM 1.  SECURITY AND SUBJECT COMPANY

         This statement relates to Units of Beneficial Ownership ("Units") of Tel Offshore Trust (the "Trust"). The address of the principal executive offices of the Trust is Chase Bank of Texas, National Association, Corporate Trust Division, 712 Main Street, Houston, Texas 77002.

ITEM 2.  TENDER OFFER OF THE BIDDER

         This statement relates to a tender offer by Magnum Hunter Resources, Inc. (the "Bidder") to acquire 51% of the outstanding Units for cash at $5.80 per Unit. The address of the principal executive offices of the Bidder are 600 East Las Colinas Boulevard, Suite 1200, Irving, Texas 75039.

ITEM 3.  IDENTITY AND BACKGROUND

         (a) This statement is filed by the Trust. The business address of the Trust is the business address of its Corporate Trustee, 712 Main Street, Houston, Texas 77002.

         (b) To the knowledge of the Trust, Chase Bank of Texas, National Association, as Corporate Trustee (the "Corporate Trustee") and George Allman, Les Duffy, and Richard Melton, as individual trustees (the "Individual Trustees" and collectively with the Corporate Trustee, the "Trustees"), there are no contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Trust and its affiliates and (1) the Trust's executive officers, directors or affiliates or (2) the Bidder, its executive officers, directors or affiliates. The Trust has no executive officers or persons performing similar functions.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         (a) The Trust and the Trustees express no opinion and are remaining neutral toward the tender offer.

                  (b) The Trust and the Trustees have taken the position set forth above based on the role of the Trustees with respect to the Trust and holders of the Trust Units as set forth in the Tel Offshore Trust Agreement dated January 1, 1983 (the "Trust Agreement"). The Trust Agreement, which sets forth the provisions of the Trust, provides that the only purposes of the Trust are: (i) to protect and conserve, for the benefit of the owners of the Units, the Overriding Royalty Interest, the Trust Partnership Interest and any other assets held by the Trust Estate; (ii) to receive cash attributable to the Trust Partnership Interest and any other assets held in the Trust Estate; and (iii) to pay or provide for the payment of any liabilities incurred in carrying out the purpose of the Trust, and thereafter to distribute the remaining amounts received by the Trust pro rata to the owners of the Units. The powers of the Trustees are limited to actions as in their judgment are necessary, desirable or advisable to achieve the purposes of the Trust. Accordingly, in the course of carrying out the purposes of the Trust, neither the Trust nor any of the Trustees acquired information concerning the assets and business prospects of the Trust independent from the information they receive from the working interest owners of the oil and gas properties in which the Trust, indirectly, has an overriding royalty interest. The current working interest owners are Chevron U.S.A. Inc., Pennzoil Company, Texaco Exploration and Production Inc., SONAT Exploration Company and Amoco Production Company. The Trustees have neither the duty nor the authority to advise the Unit holders with respect to their investment in the Units. Furthermore, the acquisition of information of the type that would be necessary to develop an informed opinion on the fairness of the tender offer is not within the scope of the Trustees' duties under the Trust Agreement and such information is not possessed by the Trustees. Therefore, the Trust and the Trustees must take a neutral position with respect to the tender offer and make no recommendation to Unit holders whether to accept or reject the tender offer.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         None.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

         (a)      None.

         (b) Although the Corporate Trustee and certain of its corporate affiliates are record owners of Units, to the best of the knowledge of the Corporate Trustee, the Corporate Trustee does not have investment authority over such Units. The Trust has no information concerning whether any such Units will be tendered, sold or held by the beneficial owners to the Bidder. To the extent the Corporate Trustee or its corporate affiliates later learns of Units held in trust accounts of the Corporate Trustee and to the extent the Corporate Trustee may have investment authority over such accounts, the Corporate Trustee has a policy pursuant to which it will seek instructions from the beneficiaries of such accounts on whether or not to accept the tender offer and will comply with such instructions.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

         (a) No negotiation is being undertaken or is underway by the Trust in response to the tender offer.

         (b) There are no transactions, board resolutions, agreements in principle, or a signed contracts in response to the tender offer.

Item 8.  Additional Information to Be Furnished

         None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         (a)      Exhibit 99.1 -- Notice to Unit Holders dated February 3, 1998.

                  Exhibit 99.2 -- Press Release dated February 3, 1998.

         (b)      None.

         (c)      None.

         Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           TEL OFFSHORE TRUST

                                           By:      Chase Bank of Texas,
                                                    National Association,
                                                    Corporate Trustee



February 3, 1998                           By:      /s/ Pete Foster
----------------                                    ------------------------
     (Date)                                         Pete Foster
                                                    Senior Vice President and
                                                    Trust Officer